UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 1)*

                            DIXON TICONDEROGA COMPANY
                                (Name of Issuer)

                          COMMON STOCK, $1.00 PAR VALUE
                         (Title of Class of Securities)

                                    255860108
                                 (CUSIP Number)

                            HOLLYBANK INVESTMENTS, LP
                                 P.O. BOX 190240
                           MIAMI BEACH, FLORIDA 33119
                                 (617) 310-5110
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 AUGUST 31, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ( ).

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 255860108                                           PAGE 2 OF 10 PAGES

--------------------------------------------------------------------------------
1             NAME OF REPORTING PERSON
              SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

              Hollybank Investments, LP
--------------------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A
              GROUP*                                                  (a) ( )
                                                                      (b) (X)
--------------------------------------------------------------------------------
3             SEC USE ONLY

--------------------------------------------------------------------------------
4             SOURCE OF FUNDS*

              00
--------------------------------------------------------------------------------
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)                          ( )
--------------------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
--------------------------------------------------------------------------------
NUMBER OF     7           SOLE VOTING POWER
SHARES                    517,300
BENEFICIALLY
OWNED BY
              ------------------------------------------------------------------
EACH          8           SHARED VOTING POWER
REPORTING                 None
PERSON WITH
              ------------------------------------------------------------------
              9           SOLE DISPOSITIVE POWER
                          517,300
              ------------------------------------------------------------------
              10          SHARED DISPOSITIVE POWER
                          None
--------------------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              517,300
--------------------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*
                 ( )
--------------------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              15.2%
--------------------------------------------------------------------------------
14            TYPE OF REPORTING PERSON*
              PN

--------------------------------------------------------------------------------

                           *SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D
CUSIP No. 255860108                                           PAGE 3 OF 10 PAGES

--------------------------------------------------------------------------------
1             NAME OF REPORTING PERSON
              SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

              Thistle Investments LLC
--------------------------------------------------------------------------------

2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) ( )
                                                                      (b) (X)
--------------------------------------------------------------------------------
3             SEC USE ONLY

--------------------------------------------------------------------------------
4             SOURCE OF FUNDS*
              00
--------------------------------------------------------------------------------
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)                          ( )
--------------------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware
--------------------------------------------------------------------------------
NUMBER OF     7         SOLE VOTING POWER
SHARES                  54,400
BENEFICIALLY
OWNED BY
              ------------------------------------------------------------------
EACH          8         SHARED VOTING POWER
REPORTING               None
PERSON WITH
              ------------------------------------------------------------------
              9         SOLE DISPOSITIVE POWER
                        54,400
              ------------------------------------------------------------------
              10        SHARED DISPOSITIVE POWER
                        None
--------------------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              54,400
--------------------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*
                 ( )
--------------------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              1.5%
--------------------------------------------------------------------------------
14            TYPE OF REPORTING PERSON*
              PN

--------------------------------------------------------------------------------

                           *SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D
CUSIP No. 255860108                                           PAGE 4 OF 10 PAGES

--------------------------------------------------------------------------------
1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             Dorsey R. Gardner
--------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) ( )
                                                                      (b) (X)

--------------------------------------------------------------------------------
3            SEC USE ONLY

--------------------------------------------------------------------------------
4            SOURCE OF FUNDS*
             00
--------------------------------------------------------------------------------
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO  ITEMS 2(d) or 2(e)                                          ( )
--------------------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION
             United States
--------------------------------------------------------------------------------
             7        SOLE VOTING POWER
NUMBER OF             46,396XX
SHARES                XX Please refer to Item 5, page 5 for disclaimer of
BENEFICIALLY          beneficial ownership
             -------------------------------------------------------------------
OWNED BY     8        SHARED VOTING POWER
EACH                  None
REPORTING
PERSON WITH
             -------------------------------------------------------------------
             9        SOLE DISPOSITIVE POWER
                      46,396XX
                      XX Please refer to Item 5, page 5 for disclaimer of
                      beneficial ownership
             -------------------------------------------------------------------
             10       SHARED DISPOSITIVE POWER
                      None
--------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             46,396XX

             XX Please refer to Item 5, page 5 for disclaimer of beneficial ownership
--------------------------------------------------------------------------------
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*            (X)
--------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             1.3%XX

             XX Please refer to Item 5, page 5 for disclaimer of beneficial ownership
--------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON*
             IN
--------------------------------------------------------------------------------

                           *SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D
CUSIP No. 255860108                                           PAGE 5 OF 10 PAGES

ITEM 1.  SECURITY AND ISSUER.

      The title of the class of equity securities to which this statement relates is the Common Stock, par value $1.00 per share (the "Shares"), of Dixon Ticonderoga Company, a Delaware corporation (the "Company"). The address of the Company's principal executive office is 195 International Parkway, Heathrow, Florida 32746-5036.

ITEM 2.  IDENTITY AND BACKGROUND

      The persons filing this Statement are Hollybank Investments, LP, a Delaware limited Partnership ("LP"), Thistle Investments LLC, a Delaware limited liability company ("LLC") and Dorsey R. Gardner, the general partner of LP and managing member of LLC ("Gardner"). The business address of Gardner, LP and LLC is P.O. Box 190240, Miami Beach, Florida 33119. LP was formed on January 14, 1994, and is authorized to conduct any business which may be legally conducted by a limited partnerhsip under the laws of Delaware. LLC was organized on January 21, 1999 and is authorized to conduct any business which may be legally conducted by a limited liability company under the laws of Delaware. As of the date hereof, the sole business of each LP and LLC is securities investment. During the last five years, neither Gardner, LP nor LLC has been convicted in a criminal proceeding (excluding traffic violations and similar misdemenaors), nor has Gardner, LP or LLC been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Gardner, LP or LLC was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      This statement relates  specifically to the following  transactions in the
Shares: LP's August 10, 1999 purchase of 2,500 Shares at a per share price of $11.31; LP's August 20, 1999 purchase of 10,000 Shares at a per share price of $11.06; and LP's August 25, 1999 purchase of 5,500 Shares at a per share price of $11.06. These purchase were effected on the American Stock Exchange. These purchases, when aggregated with Gardner's, LP's and LLC's previously purchased Shares, gave Gardner deemed beneficial ownership of 618,096 of the 3,400,791 outstanding Shares, triggering this reporting requirement on Schedule D. LP used its working capital for these purchases and every other purchase. LLC used its working capital for its purchases, while Gardner used his personal funds for his purchases.

ITEM 4.  PURPOSE OF TRANSACTION.

      LP, LLC and Gardner have acquired their respective shares strictly for the purpose of equity security investment. Neither LP, LLC nor Gardner has any present plans or proposals which would relate to or result in:

      (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

SCHEDULE 13D
CUSIP NO. 255860108                                           PAGE 6 OF 10 PAGES

      (b)  An   extraordinary   corporate   transaction,   such  as  a   merger,
reorganization or liquidation, involving the Company or any of its subsidiaries;

      (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

      (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

      (e) Any material change in the present capitalization or dividend policy of the Company;

      (f) Any other material change in the Company's business or corporate structure;

      (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

      (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

      (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

      (j) Any action similar to any of those enumerated above.

      A Schedule 13D is being filed to reflect Gardner's updated holdings of the Company's Shares.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

      (a)(i) As of the date of this Statement, LP is the beneficial owner of 517,300 Shares (approximately 15.2% of the 3,400,791 outstanding Shares on June 30, 1999, based on information provided in the Company's most recent Quarterly Report on Form 10Q filed August 11, 1999). Gardner, as general partner of LP, may be deemed to beneficially own Shares beneficially owned by LP. Except to the extent of his interest as a limited partner in LP, Gardner expressly disclaims such beneficial ownership and the filing of this statement shall not be construed as an admission that Gardner is the beneficial owner of the Shares owned by LP and covered by this Statement.

SCHEDULE 13D
CUSIP No. 255860108                                           PAGE 7 OF 10 PAGES


      (ii) As of the date of this Statement, LLC is the beneficial owner of 54,400 Shares (approximately 1.6% of the 3,400,791 outstanding Shares on June 30, 1999, based on information provided in the Company's most recent Quarterly Report on Form 10Q filed August 11, 1999). Gardner, as managing member of LLC, may be deemed to beneficially own Shares beneficially owned by LLC. Except to the extent of his interest as a member in LLC, Gardner expressly disclaims such beneficial ownership and the filing of this statement shall not be construed as an admission that Gardner is the beneficial owner of the Shares owned by LLC and covered by this Statement.

      (iii) As of the date of this Statement, Gardner beneficially owns 46,396 Shares (approximately 1.4% of the 3,400,791 outstanding Shares as on June 30, 1999, based on information provided in the Company's most recent Quarterly Report on Form 10Q filed August 11, 1999). Except to the extent of his interest as a limited partner in LP and member of LLC, Gardner expressly disclaims beneficial ownership of any Shares which may be beneficially owned by LP and LLC, and the filing of this statement shall not be construed as an admission that Gardner is the beneficial owner of such Shares.

      (b) LP has sole voting power and sole investment power with respect to the Shares reported in (a)(i) above. LLC has the sole voting power and sole investment power with respect to the shares reported in (a)(ii) above. Gardner has sole voting power and sole investment power with respect to the Shares listed in (a)(iii) above.

      (c)(i) Other than the acquisitions described in Item 3 above, LP has, during the past 60 days, not effected any Share transactions.

         (ii) LLC has, during the past 60 days, not effected any Share transactions.

         (iii) Gardner has, during the past 60 days, not effected any Share transactions.

      (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of Shares reported on this Statement.

ITEM  6.  CONTRACTS,   ARRANGEMENTS,   UNDERSTANDINGS   OR   RELATIONSHIPS  WITH
RESPECT TO SECURITIES OF THE ISSUER.

      There are no contracts, arrangement, understandings or relationships (legal or otherwise) between LP, LLC or Gardner and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

      The  following document is filed herewith as an exhibit to this statement:

      (a) Joint Filing  Agreement.  Incorporated by reference to Exhibit 99.1 to
the  Schedule  13D  filed   electronically  with  the  Securities  and  Exchange

SCHEDULE 13D
CUSIP No. 255860108                                           PAGE 8 OF 10 PAGES

Commission on June 25, 1999 (Accession No. 0000898432-99-000716) ("July 25, 1999
Schedule 13D").

      (b) Power of Attorney. Incorporated by reference to Exhibit 99.2 to the July 25, 1999 Schedule 13D.

SCHEDULE 13D
CUSIP No. 255860108                                           PAGE 9 OF 10 PAGES

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    HOLLYBANK INVESTMENTS, LP


                                    By: /s/ Timothy G. Caffrey
                                        ----------------------
                                            Timothy G. Caffrey
                                            General Partner



                                    THISTLE INVESTMENTS LLC


                                    By: /s/ Timothy G. Caffrey
                                        ----------------------
                                            Timothy G. Caffrey
                                            Managing Member



                                    By: /s/ Timothy G. Caffrey
                                        ----------------------
                                    Dorsey R. Gardner
                                    By:  Timothy G. Caffrey, Attorney-in-Fact


Date:  September 3, 1999

                                  SCHEDULE 13D



SCHEDULE 13D
CUSIP NO. 255860108                                          PAGE 10 OF 10 PAGES


                                  EXHIBIT INDEX


99.1 Joint Filing Agreement. Incorporated by reference to Exhibit 99.1 to the July 25, 1999 Schedule 13D.

99.2 Power of Attorney. Incorporated by reference to Exhibit 99.2 to the July 25, 1999 Schedule 13D.